UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 251st MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: August, 18th, 2014, at 11:00 a.m., at Company headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of the Bylaws, representing a quorum required for installation and deliberation.

4. RESOLUTIONS:

4.1. DISTRIBUTION OF INTEREST ON OWN CAPITAL: The Board of Directors approved, by unanimous decision, the proposal of  distribution of Interest on Own Capital to the Company’s shareholders, in the amount of R$299,385,000.00 (two hundred and ninety nine million and three hundred and eighty five reais), corresponding to a value of R$0.250016158897 per common share and R$0.275017774786 per preferred share, corresponding to a net value, after deducting the Withholding Income tax, of R$254,477,250.00 (two hundred and fifty four million, four hundred and seventy seven thousand and two hundred and fifty reais), corresponding to a net value of R$0.212513735063 per common share and R$0.233765108568 per preferred share, based on the net profit accounted in the balance sheet of June 30th, 2014, which are imputed to the minimum mandatory dividend of the fiscal year 2014 ad referendum of the General Shareholders Meeting. The payment of such Interest on Own Capital will be carried out until the end of 2015 in a date to be defined by the Company´s Board. The Interest on Own Capital shall be credited to shareholders, in accordance to the shareholder registry book position by the end of the day, on August 29th, 2014, including. After this date, Company’s share will be considered “ex-Interest on Own Capital”.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, August, 18th, 2014. (aa) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-President of the Board of Directors; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira e Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

Minutes of the 251st MBD Page 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 251st MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

I hereby certify that this is a faithful copy of the minutes of the 251st meeting of the Board of Directors of Telefônica Brasil S.A., held on August 18th, 2014, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

Continuation of the Minutes of the 251st MBD Page 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 18, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director